FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

UBS Asset Management (US) Inc.
(A Subsidiary of UBS Americas Inc.)
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Asset Management (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Horan 201-352-8620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EY, Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	IL	60606-1787
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Horan _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
UBS Asset Management (US) Inc. _____, as
of March 01 _____, 20 19 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

EVELYN CHECO-ESTRELLA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/6/2020


Notary Public



Signature

FINOP Officer _____

Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of UBS Asset Management (US) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Asset Management (US) Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but were unable to determine the specific year.

Chicago, Illinois

March 1, 2019

UBS Asset Management (US) Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2018

Contents

UBS Asset Management (US) Inc.

Statement of Financial Condition
(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2018

Assets

Cash and cash equivalents	$	16,593
Receivable from third parties		6,147
Receivable from affiliates		2,963
Receivable for income tax overpayment		173
Prepaid expenses		238
Total assets	$	26,114

Liabilities and stockholder's equity

Liabilities:

Payable to affiliates	$	5,455
Accrued liabilities and accounts payable		894
Advanced payments from third parties		263
Total liabilities		6,612

Stockholder's equity:

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		17,563
Retained earnings		1,938
Total stockholder's equity		19,502
Total liabilities and stockholder's equity	$	26,114

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2018

Revenues

Distribution fees from affiliates	$	38,880
Interest income		282
Distribution fees from third parties		154
Commissions		16
Total revenues		39,332

Expenses

Distribution costs to affiliates	22,991
Allocated costs from affiliate	8,939
Distribution costs to third parties	3,551
Professional fees	610
Other expenses	562
Amortization of deferred distribution costs	42
Total expenses	36,695

Income before income tax expense		2,637
Income tax expense		699
Net income	$	1,938

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity
(In Thousands of Dollars)

Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2018	$	1	$	17,563	$	1,373	$	18,937
Net income		–		–		1,938		1,938
Dividend paid to Parent		–		–		(1,373)		(1,373)
Balance at December 31, 2018	$	1	$	17,563	$	1,938	$	19,502

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

Year Ended December 31, 2018

Operating activities

Net income	$	1,938
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization of deferred distribution costs		42
Deferred distribution costs paid		(19)
Changes in assets and liabilities:		
Receivable from third parties		(3,960)
Receivable from affiliates		(816)
Receivable for income tax overpayment		76
Prepaid expenses		111
Payable to affiliates		970
Accrued liabilities and accounts payable		(36)
Advance payments from third parties		263
Net cash used in operating activities		(1,431)

Financing activities

Dividend paid to Parent		(1,373)
Cash used in financing activities		(1,373)
Net change in cash and cash equivalents		(2,804)
Cash and cash equivalents at beginning of year		19,397
Cash and cash equivalents at end of year	$	16,593

No income tax payments were made by the Company in 2018. These items were charged through intercompany accounts. Income tax payments charged through the intercompany accounts in 2018 were $623.

See accompanying notes.

UBS Asset Management (US) Inc.

Notes to Financial Statements
(In Thousands of Dollars)

Year Ended December 31, 2018

1. Organization and Nature of the Business

UBS Asset Management (US) Inc. (the Company) is organized as a Delaware corporation and is primarily engaged in the business of distributing mutual funds and other investment vehicles. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or the Parent), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. As of December 31, 2018, cash equivalents include U.S. Treasury Bills with a face value of $16,492 maturing in January 2019. The U.S. Treasury Bills approximate fair value, and are considered Level 1 assets under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement.* Cash and cash equivalents are held at an affiliated bank.

Revenue Recognition

Distribution fees are accrued during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Deferred Distribution Costs

The Company is responsible for the distribution of shares of certain mutual funds and investment vehicles. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period in which the 12b-1 fee revenue is received. Contingent deferred sales charges received from early withdrawal charges reduce the deferred distribution costs balance.

The Company periodically reviews the carrying value of deferred distribution costs to determine whether a significant decline in the equity or bond markets or other events or circumstances indicate that an impairment in value may have occurred. If indicators of potential impairment exist, the Company compares the carrying value of the asset to the estimated future net undiscounted cash flows related to the asset. If such adjustments indicate that estimated future net undiscounted cash flows will not be sufficient to recover the recorded carrying value, the asset is adjusted to its estimated fair value. The Company did not record impairment for the year ended December 31, 2018.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files standalone returns in other state and local jurisdictions. Federal, state, and local taxes are provided for on a separate return basis

In accordance with the provisions of FASB ASC Topic 740, *Income Taxes* (ASC Topic 740), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB ASC Topic 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Accounting Developments

Adopted in 2018

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. Subsequently, the FASB has issued further ASUs (collectively, the ASUs) for purposes of amending or clarifying that guidance. The ASUs establish principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, lease and insurance contracts and require an entity to recognize revenue as performance obligations are satisfied. In particular, the standard now specifies that variable consideration is only recognized to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. It also provides guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements for information on the nature, amount, timing, and uncertainty of revenue and cash flows from contracts with customers. The Company adopted the standard as of its mandatory effective date on January 1, 2018, and applied it on a modified retrospective basis. The adoption of the standard had no impact on the Company's net income.

The below table includes revenues which are impacted by ASC Topic 606 and only includes those contracts with customers that are in scope of ASC Topic 606, *Revenue from Contracts with Customers*.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Disaggregation of Revenue from Contracts with Customers

The following table presents revenue by major source

Revenue from Contracts with Customers

Distribution fees from affiliates	$	38,880
Commissions		
Distribution fees from third parties		154
Commissions		16
Total Commissions		170
Total Revenue from Contracts with Customers	$	39,050

Pending Adoption

In February 2016, the FASB issued ASU 2016-02, *Leases*. The standard substantially changes how lessees must account for operating lease commitments, requiring a lease liability with a corresponding right-of-use asset to be recognized on the balance sheet, compared with the current off-balance sheet treatment of such leases. The Company adopted ASU 2016-02 as of the January 1, 2019 effective date. Upon adoption, the assets and liabilities of the Company were not impacted as the Company is not a lessor to any leases.

3. Related Party Transactions

Under a service level agreement, UBS Asset Management (Americas) Inc. (AM Americas) compensates the Company for the distribution of certain investment products for which AM Americas is the registered investment adviser. These amounts are included in distribution fees from affiliates on the statement of operations, and totaled $38,479 for the year ended December 31, 2018. This amount is calculated based on three components: 1) sales of certain investment

(In Thousands of Dollars)

3. Related Party Transactions (continued)

products, 2) the average net assets of specified funds distributed by the Company and 3) costs incurred by the Company as part of its distribution activities.

Under a marketing and sales support services agreement with UBS Realty Investors LLC (UBS Realty), the Company provides certain marketing and sales support services to UBS Realty on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Realty. The Company earned $350 in accordance with the agreement for the year ended December 31, 2018, which is included in distribution fees from affiliates on the statement of operations. The Company may share a portion of the fees earned under this agreement with UBS FSI for introductions to such investors. For the year ended December 31, 2018, the Company did not share any fees with UBS FSI.

Under a marketing and sales support services agreement with UBS Farmland Investors LLC (UBS Farmland Investors), the Company provides certain marketing and sales support services to UBS Farmland Investors on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Farmland Investors. The Company earned $51 in accordance with the agreement for the year ended December 31, 2018, which is included in distribution fees from affiliates on the statement of operations.

The Company has entered into a distribution support services agreement with UBS FSI for distribution, marketing support, and other services related to certain mutual funds. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 5 basis points of the net asset value of all equity shares and 5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets held away from UBS FSI. In accordance with the agreement, the Company incurred $4,576 in distribution support service costs from UBS FSI for the year ended December 31, 2018, which is included in distribution costs to affiliates on the statement of operations.

(In Thousands of Dollars)

3. Related Party Transactions (continued)

The Company has also entered into selected dealer agreements with UBS FSI and UBS Securities LLC (UBS Sec LLC) related to the sale of shares of certain money market funds. Under these agreements, the Company pays UBS FSI and UBS Sec LLC sales charges and commissions based on average daily net assets of each fund. For the year ended December 31, 2018, fees related to these agreements totaled $18,133 and $282 respectively, and are included in distribution costs to affiliates on the statement of operations.

Under a portal referral fee agreement with UBS Sec LLC, the Company pays a referral fee when prospective shareholders invest in proprietary funds. For the year ended December 31, 2018, there was no payment of referral fees to UBS Sec LLC.

The Company is allocated the portion of the expenses incurred by AM Americas that relates to the distribution activities conducted by the Company. Employees of AM Americas associated with distribution activities and officers of AM Americas have dual-employee status with both the Company and AM Americas. All compensation and benefit costs associated with the dual-employees are borne by AM Americas and allocated to the Company based on a service-level agreement. These amounts are included in allocated costs from affiliate on the statement of operations and totaled $8,939 for the year ended December 31, 2018.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2018, the Company's net capital, as defined, was $9,981, which exceeded the minimum net capital required by $9,731. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

5. Income Taxes

New tax legislation, commonly referred to as the Tax Cuts and Jobs Act (the Act), was enacted on December 22, 2017. Given the significance, complexity and timing of the legislation, the SEC

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

5. Income Taxes (Continued)

Staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allowed the company to record provisional amounts during a one year "measurement period." During 2018, the Company finalized its accounting for this matter and concluded that no adjustments were required. The Company concluded that the Act did not have a significant impact on its historical tax accounting. The Company has accrued 2018 federal taxes at the new statutory tax rate of 21%.

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2018, the Company had no net deferred tax balances.

The components of the income tax expense for the year ended December 31, 2018 were as follows:

Current		
Federal	$	515
State and local		184
Total current		699
Deferred		
Federal		0
State and local		0
Total deferred		0
Total provision for income taxes	$	699

The effective tax rate for the Company differs from the statutory federal rate due to state and local taxes.

As of December 31, 2018, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within ASC Topic 740 and, accordingly, no additional disclosures are required.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

5. Income Taxes (Continued)

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone tax returns in various state and local jurisdictions. During 2018, the consolidated group, of which the Company is a member, finalized the IRS examination for the tax years 2012 through 2014. As of December 31, 2018, the consolidated group is under examination by the IRS for tax years 2015 and 2016. The 2017 tax year is open for examination. There are various state and local jurisdictions currently under audit for tax years 2002 through 2015. The 2016 and 2017 tax years are open for examination.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

6. Contingencies

At various times, the Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

Supplementary Information

UBS Asset Management (US) Inc.

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
(In Thousands)

December 31, 2018

Stockholder's equity	$	19,502
Less non-allowable assets (see schedule on following page)		(9,521)
Net capital		9,981
Net capital requirement (greater of $250 or 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $0))		250
Excess net capital	$	9,731

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's December 31, 2018, unaudited amended Part IIA FOCUS Report, on March 1, 2019.

UBS Asset Management (US) Inc.

Schedule II

Detail of Non-Allowable Assets
(In Thousands)

December 31, 2018

Non-allowable assets:		
Receivable from third parties	$	6,147
Receivable from affiliates		2,963
Receivable for income tax overpayment		173
Prepaid expenses		238
Total	$	9,521

UBS Asset Management (US) Inc.

Schedule III

Computation for Determination of PAB Account and Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2018

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Securities and Exchange Commission under the paragraph (k)(1) limited business (mutual funds and/or variable annuities only) exemption.



UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 5247
www.ubs.com

UBS Asset Management (US) Inc.

Exemption Report

December 31, 2018

UBS Asset Management (US) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1) limited business (mutual funds and/or variable annuities only) exemption.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2018 through December 31, 2018 except as described below:

  a. Accidental receipt $25,000.00 - received 3/21/18, returned 3/23/18
  b. Accidental receipt $17,000.00 - received 5/11/18, returned 5/16/18
  c. Accidental receipt $21,465.40 - received 6/27/18, returned 7/5/18
  d. Accidental receipt $13,971.33 - received 10/15/18, returned 10/31/18

UBS Asset Management (US) Inc.

I, Kathleen Horan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: FINOP
March 01, 2019

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of UBS Asset Management (US) Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UBS Asset Management (US) Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018 except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Young LLP

Chicago, Illinois

March 1, 2019

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of UBS Asset Management (US) Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of UBS Asset Management (US) Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31,2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

    No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether UBS Asset Management (US) Inc.'s

schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois

March 1, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ________________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

UBS Asset Management (US) Inc.
1285 Avenue of the Americas
12th Floor
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Hu (312) 525-6103

2. A.	General Assessment (item 2e from page 2)	$600
B.	Less payment made with SIPC-6 filed (exclude interest) 07/25/2018 Date Paid	(352)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	248
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$248

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $248

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

____
(Title)

Dated the 1st day of March, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 39,331,741

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   38,931,810

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

      Enter the greater of line (i) or (ii)

      Total deductions   38,931,810

2d. SIPC Net Operating Revenues $ 399,931

2e. General Assessment @ .0015 $ 600

      (to page 1, line 2.A.)